July 9, 2024

Securities and Exchange Commission

Office of Real Estate & Construction

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Tavia Acquisition Corp.
Registration Statement on Form S-1
Filed June 17, 2024
File No. 333-280275

Dear Mr. Holt:

On behalf of Tavia Acquisition Corp. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in the letter dated July 2, 2024, relating to the Company’s Registration Statement on Form S-1 (File No. 333-280275) (the “Registration Statement”). An electronic version of Amendment No. 1 (“Amendment No. 1”) to the Registration Statement has been concurrently filed with the Commission through its EDGAR system. The Registration Statement, as amended by Amendment No. 1, is referred to as the “Amended Registration Statement.”

For ease of reference, the text of the comments in the Staff’s letter is reproduced in bold herein. Unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

Registration Statement on Form S-1 filed June 17, 2024

General

1.	We note your response to prior comment 1. Please revise and advise to more clearly explain the mechanics of any shareholder vote in the event you seek shareholder approval of your initial business combination. More specifically, we note your disclosure that your ordinary shares and convertible preferred shares will generally vote together as a single class, and that you “will complete [y]our initial business combination only if a majority of the outstanding ordinary shares and convertible preferred shares, including a majority of the issued and outstanding ordinary shares, voted are voted in favor of the business combination.” However, it is unclear how such a vote would comply with Nasdaq Rule IM-5101-2(d).

Response: Nasdaq Rule IM 5101-2(d) requires that if the Company holds a shareholder vote on a business combination, the business combination must be approved by a majority of the shares of common stock voting at the meeting at which the combination is being considered. As described in the Registration Statement, the Company’s memorandum and articles of association provides that the initial business combination must be approved by a majority of common (ordinary) shares as well as a majority of all public shares to prevent a scenario where the initial business combination may be approved by a majority of all public shares but not a majority of common shares. In response to the Staff’s comment, the Company has revised the disclosure on pages 15, 21, 22, 32, 91 and 117 of the Amended Registration Statement to clarify that, although, in general, both preferred shares and common shares will vote together as a single class, the initial business combination may only be approved if both majority of all public shares (common shares and preferred shares) and majority of common shares approve the initial business combination. Further, we believe that the intent of NASDAQ Rule IM 5101-2(d) is to provide common shareholders with certain investor protections via voting and redemption rights. The Company can confirm that, as contemplated by NASDAQ Rule IM 5101-2(d), there are no circumstances prior to the consummation of the initial business combination, where the preferred shares would receive any preference (including with regard to voting, redemption or liquidation) over the common shares.

2.	In addition, as previously requested in prior comment 1, please tell us how the redemption rights applicable to your convertible preferred shares comply with Nasdaq Rule IM-5101- 2(d), which states that “[i]f a shareholder vote on the business combination is held, public shareholders voting against a business combination must have the right to convert their shares of common stock into a pro rata share of the aggregate amount then in the deposit account . . . if the business combination is approved and consummated.” In this regard, we note your disclosure that the convertible preferred shares have the same redemption rights as the ordinary shares.

Response: As noted in the Staff’s comment above Nasdaq Rule IM 5101-2(d) provides the following: “If a shareholder vote on the business combination is held, public Shareholders voting against a business combination must have the right to convert their shares of common stock into a pro rata share of the aggregate amount then in the deposit account (net of taxes payable and amounts distributed to management for working capital purposes) if the business combination is approved and consummated.” The Company advises the Staff that it believes that the proposed structure is in compliance with Nasdaq Rule IM 5101-2(d) as all common (ordinary) shareholders will receive their pro rata share of the aggregate amount deposited in the trust in connection with the common shares. The redemption rights that are granted to preferred shareholders are only in addition to the redemption rights granted to the common shareholders and will in no way affect the rights of the common shareholders. Prior to the consummation of the business combination, the common shares and preferred shares will be identical in all regards and the amount in trust, including any interest, will be allocated on the per share basis regardless of whether the share is common or preferred. Each public share (whether it is an ordinary or preferred share) will receive the same amount upon the redemption. Although ordinary and preferred shareholders may have different investment considerations with respect to redemptions as a result of conversion and dividend features of the preferred shares, we do not believe the difference in investment consideration is relevant as to whether the structure complies with NASDAQ Rule IM 5101-(2)(d) as it will not affect the rights of common shareholders. As set forth in the response 1 above, as contemplated by NASDAQ Rule IM 5101-2(d), there are no circumstances prior to the consummation of the initial business combination, where the preferred shares would receive any preference (including with regard to voting, redemption or liquidation) over the common shares.

The Offering, page 11

3.	We partially reissue prior comment 4. We note the disclosure on page 30 that you structured each unit to increase the likelihood that holders will not exercise their redemption rights in connection with your initial business combination and maximize the funds available to be used post business combination. However, the convertible preferred shares have a conversion price of $11.50 per share to convert into ordinary shares and you disclose that the dividends on the preferred shares are not guaranteed and are subject to uncertainty, as the terms of the preferred shares may be amended in connection with your business combination. Furthermore, the preferred shares have the same $10 redemption rights as the ordinary shares, yet it appears that the preferred shares would be valued less due to the conversion price. Please clarify. Please also clarify whether the conversion price is paid in cash.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 11 and 31 of the Amended Registration Statement to further clarify why the proposed structure may be viewed as an attractive differentiating factor and to remove references to maximizing the funds available in trust. The Company has also revised disclosure on the cover page, pages 12, 13, 46 and 115 of the Amended Registration Statement to clarity that the preferred shares may only be converted after the initial business combination and to clarify mechanics of the conversion, including the fact that there is no cash fee associated with the conversion.

Risk Factors, page 30

4.	Please add risk factor disclosure to address the warrant agreement’s exclusive forum provision.

Response: In response to the Staff’s comment, the Company has added the risk factor disclosure to address the warrant agreement’s exclusive forum provision on page 49 of the Amended Registration Statement.

Exhibits

5.	Please revise the filing fee table filed as Exhibit 107 to register the ordinary shares underlying the preferred stock and the warrants included as part of the units, as the preferred stock is convertible after the initial business combination and the warrants will become exercisable 30 days after the completion of an initial business combination, which may be within one year. Refer to Securities Act Sections Compliance and Disclosure Interpretation 103.04 for guidance. Please also revise the legality opinion to opine upon the ordinary shares underlying the preferred stock.

Response: In response to the Staff’s comment, Exhibit 107 and Exhibits 5.1 and 5.2 in the Amended Registration Statement have been revised accordingly.

6.	Please revise Exhibits 5.1 and 5.2 to include the address of counsel providing the opinion, as required by Schedule A(23) to the Securities Act of 1933. In addition, please confirm that you will provide the dated and executed legality opinions in a pre-effective amendment.

Response: In response to the Staff’s comment, Exhibit 5.1 and 5.2 have been revised accordingly.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact the undersigned at (212) 801-6926.

Very truly yours,

GREENBERG TRAURIG, LLP.

By:	/s/ Yuta N. Delarck
Yuta N. Delarck, Esq.

cc:	Kanat Mynzhanov, Chief Executive Officer, Tavia Acquisition Corp.

4